Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SECOND QUARTER ENDING JUNE 30, 2010

TABLE OF CONTENTS

1.	Introduction	2
2.	Core Business and Strategy	2
3.	Highlights of Q2 2010	2
3.1.	Operational	2
3.2.	Financial	2
3.3.	Business Development	3
4.	Q2 Operating Performance	3
5.	Q2 Financial Results	8
6.	2010 Operating Outlook	10
7.	Liquidity and Capital Resources	11
8.	Investments and Investment Income	11
9.	Financial Instruments	12
10.	Contractual Commitments & Contingencies	12
11.	General and Administrative	13
12.	Exploration and Project Development	13
13.	Non-GAAP Measures	13
14.	Risks and Uncertainties	14
15.	Critical Accounting Policies and Estimates	14
16.	Future Adoption of International Financial Reporting Standards	14
17.	Subsequent Events	17
18.	Disclosure Controls and Procedures	17

Management’s Discussion and Analysis of
Financial Condition and Results of Operations:
Second Quarter 2010

August 11, 2010

1.	Introduction

The Management's Discussion and Analysis (“MD&A”) focuses on significant factors that affected the performance of Pan American Silver Corp. and its subsidiaries (“Pan American” or the “Company”) and such factors that may affect future performance.  The MD&A for the second quarter ended June 30, 2010 (“Q2 2010”), and 2009 (“Q2 2009”), should be read in conjunction with the unaudited consolidated financial statements for the three and six months ended June  30, 2010 and 2009 and the related notes contained therein, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2009, the related MD&A, and Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40F. All figures are in United States dollars unless otherwise noted.

Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained herein.

2.	Core Business and Strategy

Pan American was founded in 1994 with the mission of being the world’s largest and lowest cost primary silver mining company, and to achieve this by increasing its low cost silver production and silver reserves, thereby providing investors with the best investment vehicle to gain real exposure to silver prices in a socially and environmentally responsible manner.  To achieve this objective, the Company engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates seven silver mines and a stockpile operation located in Peru, Mexico, Argentina and Bolivia and is the second-largest primary silver producer in the world.  Pan American has grown its silver production for 15 consecutive years and today employs approximately 7,000 people.

3.	Highlights of Q2 2010

3.1. Operational

•	Silver production was 6.9 million ounces, an increase of 18% as compared to Q2 2009.
•	Alamo Dorado had a record quarter with silver production at 2.4 million ounces.
•	Cash costs declined to $5.64 per ounce, 6% lower than the cash costs in Q2 2009.

3.2. Financial

•	Mine operating earnings increased to $51.1 million in Q2 2010, more than double the mine operating earnings from the comparable period of 2009.
•	Basic earnings per share were $0.17 compared to $0.12 for the corresponding period in 2009.
•	Net Income was $18.3 million, a 79% increase compared to Q2 2009.

•	Sales increased by 32% to $147.3 million, mainly due to increased quantities of silver sold and higher realized metal prices.
•	Working capital strengthened to $322.0 million by the end of Q2 2010, an increase of $19.2 million from March 31, 2010.
•	Cash flow from operations, before working capital changes, was $42.9 million, a 16% increase from the $36.9 million generated in the comparable quarter last year.
•
On August 11, 2010, the Company’s Board of Directors approved its second semi-annual cash dividend of $0.025 per common share to holders of record as of the close of business on August 23, 2010.  The dividend will be paid to shareholders on or about September 7, 2010.

3.3. Business Development

•	Pan American Silver and Minera Chinalco Peru reached agreement on long-term coexistence of the Toromocho project and the Morococha mine.
•
The Navidad project made good progress.  Metallurgical testing on samples continued as a critical path item for the preparation of a preliminary economic assessment (expected to be completed during the fourth quarter of 2010) and a feasibility study.

•	Infill and exploration drilling activities at La Preciosa continued as it gears towards the completion of a preliminary economic assessment during the fourth quarter of 2010.

4.	Q2 Operating Performance

Metal Production

The following table reflects the consolidated metal production achieved in each period under review.

	Three months ended June 30		Six months ended June 30
Consolidated Production	2010	2009	2010	2009
Silver – ounces	6,882,851	5,818,710	12,390,125	10,698,035
Gold – ounces	21,133	25,068	49,029	46,063
Zinc – tonnes	10,893	10,211	21,783	21,141
Lead – tonnes	3,228	3,388	6,328	7,494
Copper – tonnes	1,433	1,469	2,734	2,896

Pan American produced 6.9 million ounces of silver in Q2 2010, which was 18% more than the 5.8 million ounces produced in Q2 2009.  The main reason for this increase was 1.0 million ounces in additional silver production at Alamo Dorado due to significantly higher silver grades and increased silver recoveries. The other main contributors to the increased silver production were San Vicente due to higher milled tonnes and La Colorada due to higher milled tonnes, silver grades and silver recovery.  These increases in silver production were partially offset by a decrease in silver production at Huaron due to lower tonnes milled and lower silver grade; lower silver grade at Manantial Espejo; and lower milled tonnes, silver grade and silver recovery at Quiruvilca.

Production of gold decreased 16% over the comparable period of 2009 due mainly to reduced grades at Manantial Espejo.  Higher zinc production at Morococha and San Vicente’s new plant served to compensate for lower zinc production at Huaron and Quiruvilca due to lower tonnes milled.  Lead and copper production remained similar to Q2 2009 production.

Cash Costs per Ounce of Silver

Consolidated cash costs in Q2 2010 and H1 2010 were $5.64 and $5.07 per ounce, respectively, compared to $5.99 and $5.97 per ounce, respectively, for the corresponding periods of 2009.  Cash costs were positively impacted by the higher metal prices received on the Company’s sales of by-product metals.

Operations Review

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Huaron Mine
Tonnes milled	168,190	174,209	318,229	343,140
Average silver grade – grams per tonne	171	197	173	208
Average zinc grade - percent	2.36%	2.32%	2.38%	2.39%
Average silver recovery – percent	79.7%	79.4%	79.0%	80.1%
Silver – ounces	737,180	874,474	1,400,294	1,842,507
Gold – ounces	316	286	554	675
Zinc – tonnes	2,407	2,722	4,661	5,441
Lead – tonnes	979	1,036	1,842	2,360
Copper – tonnes	503	468	898	961

Cash cost per ounce (1)	$13.61	$11.17	$12.99	$9.42
Total cost per ounce (1)	$15.20	$12.57	$14.58	$10.72

In Q2 2010, Huaron produced 0.7 million ounces of silver, 16% lower than Q2 2009.  The main reasons for the decrease in production were lower throughput rates and silver grades.  The deterioration in operating results was a consequence of production interruptions due to (i) a six-day mine closure resulting from an illegal worker’s strike disputing the amount of the 2009 worker’s profit-sharing payment and (ii) a decision made in Q1 2010 to temporarily shut-down the highly productive mechanized area of the mine to allow for a redesign to enhance both the ground control systems and the mining method.

Cash costs per ounce in Q2 2010 were $13.61, up from $11.17 a year earlier.  The higher cash costs were primarily due to (i) the negative effect of fixed costs on lower tonnage and production of silver, (ii) additional mine development needed to mitigate the effects of the mechanized mining shutdown, (iii) reduced production of zinc and lead, and (iv) the effect of strengthened local currency collectively resulting in a 26% increase in unit operating costs per tonne for Q2 2010 compared to Q2 2009.  Offsetting these factors were higher by-product metal prices.

Capital expenditures during Q2 2010 of $2.0 million at the Huaron mine comprised mainly of exploration expenses, mine equipment purchases, major equipment rebuilds, and spending to complete the mine deepening projects.

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Morococha Mine*
Tonnes milled	148,511	137,239	307,345	301,128
Average silver grade – grams per tonne	157	167	154	157
Average zinc grade – percent	3.11%	3.07%	3.10%	3.36%
Average silver recovery – percent	86.8%	86.3%	86.9%	84.8%
Silver – ounces	651,153	634,319	1,318,988	1,287,295
Gold – ounces	627	287	1,006	631
Zinc – tones	3,955	3,377	8,161	8,220
Lead – tonnes	1,168	1,224	2,443	2,839
Copper – tonnes	360	501	763	1,004

Cash cost per ounce (1)	$4.83	$8.47	$4.19	$8.17
Total cost per ounce (1)	$7.46	$10.92	$6.88	$10.84

*Production and cost figures are for Pan American’s 92.2% share only.

The Morococha mine produced 0.7 million ounces of silver during Q2 2010.  Quarterly silver production was 3% ahead of the comparable period in 2009 as a result of higher throughput rates and silver recoveries, partially offset by a decrease in silver grades.

Total cash costs per ounce for Q2 were $4.83, which compare favourably to $8.47 for the same quarter of 2009.  The decrease in cash costs was mainly due to higher by-product credits resulting from increased gold and zinc production combined with better by-product metal prices offset by an 8% increase in unit operating costs per tonne for Q2 2010 compared to Q2 2009.

Capital expenditures during Q2 2010 totalled $3.4 million at the Morococha mine.  The capital spending was primarily on exploration drilling, mine equipment, mine development in the Alapampa zone (containing the high grade Morro Solar vein) and accesses to the Yacumina area, and initial preparation works for the central facility relocations to make way for Chinalco’s Toromocho Project development.

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Quiruvilca Mine
Tonnes milled	80,731	83,127	162,706	165,979
Average silver grade – grams per tonne	146	152	147	152
Average zinc grade – percent	3.44%	3.90%	3.54%	3.82%
Average silver recovery - percent	84.8%	85.8%	85.1%	85.9%
Silver – ounces	321,766	348,405	655,361	697,002
Gold – ounces	464	373	901	705
Zinc – tonnes	2,408	2,846	5,036	5,568
Lead – tonnes	778	826	1,490	1,692
Copper – tonnes	409	399	779	817

Cash cost per ounce (1)	$8.01	$10.66	$5.23	$10.39
Total cost per ounce (1)	$8.68	$11.29	$5.89	$11.01

Silver production at the Quiruvilca mine in Q2 2010 was 0.3 million ounces, 8% lower than the same quarter last year.  This decrease in silver production was attributable to marginally lower throughput rates, grades and recoveries.

Cash costs for Q2 2010 were $8.01 per ounce, 25% lower than $10.66 per ounce a year ago. The lower cash costs were due to higher by-product credits resulting from better by-product metal prices offset by a 25% increase in unit costs per tonne for Q2 2010 compared to Q2 2009.  .

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Pyrite Stockpiles
Tonnes sold	-	6,456	-	13,984
Average silver grade – grams per tonne	-	235	-	218
Silver – ounces		48,775	-	98,235

Cash cost per ounce (1)	$-	$3.05	$-	$3.78
Total cost per ounce (1)	$-	$3.05	$-	$3.78

There was no production from the Pyrite Stockpile operation in Q2 2010 as a direct consequence of the closure of the La Oroya smelter, which was the only buyer of this material.

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Alamo Dorado Mine
Tonnes milled	393,571	421,455	821,421	844,455
Average silver grade – grams per tonne	205	120	157	112
Average gold grade – grams per tonne	0.45	0.35	0.40	0.39
Average silver recovery – percent	92.2%	90.9%	89.9%	88.4%
Silver – ounces	2,423,473	1,420,590	3,541,931	2,677,941
Gold – ounces	4,576	4,056	8,552	8,936
Copper - tonnes	36	-	41	-

Cash cost per ounce (1)	2.36	4.23	3.16	4.36
Total cost per ounce (1)	6.42	8.69	7.34	8.96

Alamo Dorado continued to be the Company’s largest silver producer in Q2 2010, with record silver production of 2.4 million ounces.  Silver production increased by a remarkable 71% from Q2 2009 due to an extended dry season that provided an opportunity to access the deeper higher grade portions of the Phase 1 pit for a longer period before the annual rains prevent mining in this area.  The significantly higher silver grades and improved silver recoveries from the extended Phase 1 mining were partially offset by lower throughput rates.

Cash costs for Q2 2010 were $2.36 per ounce, 44% lower than $4.23 per ounce a year ago, due to higher by-product credits resulting from increased gold production and gold prices offset by a 20% increase in unit operating costs per tonne for Q2 2010 compared to Q2 2009.

Capital expenditures at Alamo Dorado during Q2 2010 totalled $0.3 million.

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
La Colorada Mine
Tonnes milled	84,875	81,528	171,825	157,246
Average silver grade – grams per tonne	388	370	382	370
Average silver recovery – percent	88.0%	86.5%	87,5%	86.5%
Silver – ounces	932,099	835,479	1,843,925	1,636,656
Gold – ounces	1,091	1,578	2,170	3,037
Zinc – tonnes	696	592	1,263	1,097
Lead – tonnes	304	303	553	603

Cash cost per ounce (1)	$9.04	$7.23	$8.92	$7.29
Total cost per ounce (1)	$10.11	$10.55	$9.97	$10.83

Silver production at the La Colorada mine in Q2 2010 was 0.9 million ounces, 12% higher than the same quarter last year.  Silver production increased due to higher throughput rates supported by improved silver grades and recoveries as a result of benefits from previous investments in mine development, mine equipment purchases, ventilation and dewatering which are enabling higher productivities and efficiencies.

Cash costs increased by 25% to $9.04 per ounce, which was in-line with management’s forecast.  The higher cash costs were anticipated due to the implications of mining deeper sulphide reserves and increased mine development for the increased throughput.  Overall unit operating costs per tonne have increased 28% for Q2 2010 compared to Q2 2009.

Capital expenditures at La Colorada during Q2 2010 totalled $2.4 million.  The capital was spent on work on a tailings dam lift, mine equipment purchases and exploration drilling.

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Manantial Espejo Mine
Tonnes milled	178,230	144,172	354,076	275,191
Average silver grade – grams per tonne	187	232	190	222
Average gold grade – grams per tonne	2.52	3.84	3.12	3.82
Average silver recovery – percent	90.2%	88.5%	90.2%	87.2%
Average gold recovery – percent	93.9%	94.4%	94.6%	94.4%
Silver – ounces	975,516	1,041,180	1,947,920	1,770,456
Gold - ounces	14,060	18,488	35,847	32,079

Cash cost per ounce (1)	$3.07	$(0.93)	$(1.77)	$(0.09)
Total cost per ounce (1)	$11.66	$8.02	$6.80	$8.97

Silver production at the Manantial Espejo mine in Q2 2010 was 1.0 million ounces, 6% lower than the same quarter last year.  Although there was a rise in both throughput rates and silver recoveries, these were offset by decreased silver grades as the operation begins to normalize towards the average reserve grades of the deposit.  Gold production decreased by 24% in Q2 2010 due to lower gold grades also reflecting the operation normalizing towards average reserve grades of the deposit.

Cash costs per ounce increased significantly from negative $0.93 in Q2 2009 to $3.07 in Q2 2010.  The main drivers to the increase in cash costs were the negative effect of fixed costs on lower production of silver ounces, lower by-product gold credits and higher operating costs.  The Q2 2010 unit operating costs per tonne actually declined 3% compared to Q2 2009 as the operation has stabilized from last year’s start-up period.

Capital expenditures at Manantial Espejo during Q2 2010 totalled $1.0 million and consisted mainly of open pit mining equipment, exploration drilling and initial work on a tailings dam raise.

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
San Vicente Mine*
Tonnes milled	73,415	48,008	137,556	53,530
Average silver grade – grams per tonne	397	445	423	444
Average zinc grade	2.53%	2.11%	2.53%	2.16%
Average silver recovery	88.8%	89.7%	89.43%	90.10%
Silver – ounces	841,664	615,487	1,681,706	687,944
Zinc – tonnes	1,429	674	2,662	815
Copper – tonnes	125	102	253	115

Cash cost per ounce (1)	$7.88	$9.08	$7.55	$8.92
Total cost per ounce (1)	$11.64	$12.11	$11.07	$12.03

*Production and interest figures for Pan American’s 95% share only.

Silver production at the San Vicente mine in Q2 2010 was 0.8 million ounces, 37% higher than the same quarter last year.  In addition, zinc production increased by 112% in Q2 2010 compared to the same quarter last year.  The increase achieved in both silver and zinc production was a result of the increased throughput rates of the expanded mine and the new processing plant, which were commissioned in April 2009, partially offset with lower silver grades as the mining stabilizes near the average reserve grade of the deposit.

Cash costs at San Vicente were at $7.88 per ounce, which was a 13% decline over the comparable quarter last year.  The lower cash costs resulted from reaching steady-state operating conditions in the new mill and higher zinc and copper by-product credits due to increased production and metal prices of both of these by-products.  Unit operating costs per tonne fell 30% in Q2 2010 compared to Q2 2009 as the operation continued to stabilize from last year’s start-up period.

Capital expenditures at San Vicente during Q2 2010 totalled $0.9 million.  This consisted mainly of spending on concentrate handling and reagent storage facility upgrades, tailings pond water recycle system enhancements and on design advancements for a tailing dam raise.

(1)
The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company’s mines.  For a better understanding of these measures, please refer to the detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period, which can be found on page 12 of the MD&A.

5.	Q2 Financial Results

For the three months and six months ended June 30, 2010, the Company’s net income and cash flow from operations increased significantly from the comparable periods of 2009. The improved results were primarily due to increased production of silver combined with significantly higher realized metal prices, partially offset by higher exploration expenses and income taxes.

The table below sets out selected quarterly results for the past ten quarters, which are stated in thousands of U.S. dollars, except for the per share amounts.

Year	Quarter (unaudited)	Sales	Mine operating Earnings /(loss)(1)	Net income/(loss) for the period	Basic earnings (loss) per share	Cash flow from (used in) operations
2010	June 30	$147,250	$51,144	$18,256	$0.17	$45,091
	March 31	$132,375	$36,874	$19,113	$0.18	$48,916 (2)
2009	Dec. 31	$154,406	$57,334	$27,805	$0.31	$52,210
	Sept.30	$118,608	$34,708	$17,375	$0.20	$37,099
	June 30	$111,392	$23,490	$10,208	$0.12	$32,034
	March 31	$70,406	$10,474	$6,610	$0.08	$(5,375)
2008	Dec. 31	$46,278	$(9,884)	$(33,316)	$(0.41)	$(4,895)
	Sept.30	$79,493	$15,469	$6,404	$0.08	$24,262
	June 30	$104,079	$39,259	$21,357	$0.26	$52,654
	March 31	$108,750	$48,375	$30,157	$0.38	$20,964

(1)	Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.

(2)
During the quarter ended June 30, 2010 it was determined that certain items totalling $5,799 presented as cash flows used for operating activities for the quarter ended March 31, 2010 were cash flows used for investing activities, the appropriate classification of which has been reflected in the above noted table.

The following table reflects the metal prices that the Company realized during each respective period. As seen below, there was an increase in the realized metal prices in Q2 2010 relative to Q2 2009.

	Three Months ended June 30			Six Months ended June 30
	2010	2009	Change	2010	2009	Change
Realized Metal Prices
Silver – London Fixing per ounce	$18.32	$13.76	33%	$17.63	$13.17	34%
Gold – London Fixing per ounce	$1,195	$923	30%	$1,152	$915	26%
Zinc – LME Cash Settlement per tone	$2,018	$1,407	43%	$2,155	$1,322	63%
Lead – LME Cash Settlement per tone	$1,944	$1,435	35%	$2,084	$1,330	57%
Copper – LME Cash Settlement per tone	$7,013	$4,431	58%	$7,130	$4,046	76%

Net Income for Q2 2010 was $18.3 million, compared to net income of $10.2 million for Q2 2009.  Basic earnings per share for Q2 2010 were $0.17 compared to $0.12 for the corresponding period in 2009.  Net income benefited from significant increases in the realized metal prices received, as reflected in the table above, offset by declines in overall quantities of metal sold. When compared to Q2 2009 the quantities of silver sold increased by 7%, while quantities of gold, zinc, lead and copper sold declined by 6%, 26%, 47% and 8%, respectively.  Net income in Q2 2010 benefited from $1.6 million foreign exchange gain, which resulted primarily from the revaluation of liabilities denominated in Argentine pesos, from cash balances held in Canadian dollars and from $1.3 million of gains in the Company’s zinc and lead option positions.  Net income in Q2 2010 included (i) costs for exploration expenses of $8.8 million, which were primarily incurred on drilling and prefeasibility work at the Navidad and La Preciosa projects (please refer to section 12 “Exploration and Project Development” for more details) (ii) income tax provision of $18.8 million (discussed below in more detail), and (iii) a doubtful accounts provision of $3.3 million related to the La Oroya smelter, as described below in Section 14 “Risks and Uncertainties”.

Sales for Q2 2010 were $147.3 million, a $35.9 million or 32% increase from sales in the comparable period in 2009.  This increase was driven by higher quantities of silver sold in combination with higher metal prices realized, offset by lower quantities of by-product metals sold, as described above.

Sales for the six-month period ended June 30, 2010 (“H1 2010”) of $279.6 million were 54% higher than the sales for the comparable period in 2009 (“H1 2009”), due to an increase in overall quantities of silver and gold sold (13% and 37% respectively) and an increase in the realized prices received.

Mine operating earnings, defined as sales less cost of sales and depreciation and amortization, increased to $51.1 million in Q2 2010, an increase of 118% from the $23.5 million generated in Q2 2009.  This increase resulted from an increase in sales outweighing higher cost of sales.

Mine operating earnings in H1 2010 totalled $88.0 million, an increase of over 159% from the $34.0 million in H1 2009.  This increase was a result of higher sales outweighing higher cost of sales combined with an increase in depreciation and amortization charges.

Income tax provision for Q2 2010 was $18.8 million, a $16.1 million increase from the $2.7 million income tax provision recorded in Q2 2009.  Income tax provision for H1 2010 was $30.2 million compared to only $5.0 million for H1 2009.  This increase in both Q2 2010 and H1 2010 was primarily a consequence of (i) increased taxable earnings generated at our operations, (ii) an additional mining tax of 12.5% introduced in Bolivia in October 2009, and (iii) withholding taxes on interest paid from our foreign subsidiaries to our Corporate entity.

Cash flow from operations, before non-cash working capital changes, generated $42.9 million in Q2 2010, a 16% increase from the $36.9 million generated a year ago.  The increase in cash flow from operations resulted from improved operating earnings due to higher metal prices and from additional cash flow generated at Alamo Dorado and Morococha.  Changes in non-cash working capital contributed $2.2 million compared with non-cash working capital requirements of $4.9 million in Q2 2009.  In Q2 2010, net non-cash working capital movements were modest as increases in accounts receivable of $10.9 million and increases in inventories of $5.1 million were offset by increases in accounts payable and accrued liabilities of $8.2 million and increase in taxes payable of $10.7 million respectively.  The increase in accounts receivable largely reflects the increased sales in Q2 2010.  Inventory levels increased mainly due to record silver doré production at Alamo Dorado and increases in quantities of lead concentrate inventory at Huaron and Quiruvilca on account of timing of concentrate shipments from Peru.  In Q2 2009, the main movements in working capital accounts that required funding were a $8.7 million increase in accounts receivables and a decrease in taxes payable of $3.8 million offset by an increase in accounts payable and accrued liabilities of $7.6 million.

Cash flow from operations, before non-cash working capital changes, was $85.0 million in H1 2010 compared to $55.9 million for the same period last year.  This increase resulted primarily from higher metal prices received on sales and from an overall increase in quantities of metal sold.  Changes in non-cash working capital contributed $9.0 million in H1 2010.

6.	2010 Operating Outlook

Consolidated silver production for the six months ended June 30, 2010 was 12.4 million ounces and was slightly ahead of management’s forecast.  Cash costs in the first half of 2010 decreased to $5.07 per ounce, down from $5.98 per ounce recorded in the first half of 2009 and below management’s forecast of $5.90 for the full year.  This was mainly due to the favourable by-product metal prices.

Based on the Company’s production in the first half of 2010 and our outlook for the balance of the year, management continues to expect to meet or improve upon 2010 silver production of 23.4 million ounces at cash costs of approximately $5.90 per ounce of silver, net of by-product credits.  These forecasts are based on the metal price assumptions set out in the Company’s MD&A for the year ended December 31, 2009.

The Company’s production of gold and base metals was largely as expected in the six months ended June 30, 2010 and we continue to believe in the accuracy of our forecasted 2010 production of gold at 95,000 ounces (revised upwards in May 2010 from 85,000), zinc at 46,000 tonnes, lead at 15,800 tonnes, and copper at 7,300 tonnes as set out in the Company’s Annual MD&A for the year ended December 31, 2009, filed with the Canadian and United States securities regulatory authorities.

Management maintains its 2010 forecast for capital expenditures, which was revised after the first quarter of 2010, from a Company total of $50.9 million to $69.7 million.  This upward change is reflective of expected project evaluation activities at Navidad.  Further details on the capital spending plans at Navidad are available in section 12 of this MD&A.  In addition, please refer to the Company’s MD&A for the year ended December 31, 2009 for details on capital spending requirements by mine site for the remaining operations.

7.	Liquidity and Capital Resources

At June 30, 2010, cash plus short-term investments were $237.7 million, a $22.3 million increase from March 31, 2010.  This increase arose mainly as a result of $45.1 million in cash generated from our operations offset by $20.8 million used in capital expenditures as described below.

Cash flow from operations, before non-cash working capital changes, generated $42.9 million in Q2 2010, a 16% increase from the $36.9 million generated a year ago, as described in section 5 above.

Investing activities in Q2 2010 used $37.8 million and consisted primarily of purchases of short-term investments of $17.0 million, resource property expenditures of $14.7 million, investments in mineral property, plant and equipment of $2.7 million and refundable VAT (payments expected after twelve months), which consumed $3.6 million.  Resource property expenditures during the quarter included mainly (i) $7.5 million on project evaluation expenditures at Navidad, including metallurgical test work, in-fill drilling and preparation of an environmental impact assessment; (ii) $2.8 million at Morococha for exploration drilling, mine development in the Alapampa zone and the Yacumina area; (iii) $2.2 million at La Colorada for work on a tailings dam lift, mine equipment purchases and exploration drilling;  and (iv) $1.6 million at the Huaron mine for exploration and spending to complete the mine deepening projects.

Financing activities in Q2 2010 were negligible.

Working capital at June 30, 2010 was $322.0 million, an increase of $19.2 million from March 31, 2010.  The increase in working capital resulted primarily from a $22.3 million increase in cash and short term investments (as described above), a $9.7 million increase in accounts receivable, offset by an increase in accounts payable and current liabilities of $9.3 million.  The increase in accounts receivables in Q2 2010 was mainly reflective of the higher sales in the current quarter.

Shareholder’s equity at June 30, 2010 was $1,428.1 million, an increase of $17.0 million from $1,411.2 million at March 31, 2010, primarily as a result of the $18.3 million in net income generated during the quarter.  As at June 30, 2010, the Company had approximately 106.9 million common shares outstanding for a share capital of $1,251.2 million.

The Company’s financial position at June 30, 2010, the undrawn $70 million credit facility, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures and to discharge liabilities as they come due.  In addition, the Company is positioned to take advantage of strategic opportunities as they become available.

8.	Investments and Investment Income

At the end of Q2 2010, cash plus short-term investments were $237.7 million, a $22.3 million increase from March 31, 2010, as described in the “Liquidity and Capital Resources” section above.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments.

Investment income for Q2 2010 totalled $0.1 million and consisted of interest income and net gains from the sales of the securities within the Company’s short-term investment portfolio.

9.	Financial Instruments

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted production under forward sales or option contracts.  During the first quarter of 2010, the Company entered into zinc option contracts for 2,100 tonnes, which have the effect of ensuring a price between $2,000 and $2,572 per tonne on that quantity of zinc, settling monthly during 2010. For the same period, the Company also entered into lead option contracts for 750 tonnes, which have the effect of ensuring a price between $1,800 and $2,100 per tonne on that quantity of lead, settling monthly during 2010.  In Q2 2010, the company recorded a mark-to-market valuation gain of $0.7 million in relation to these contracts.

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on its financial condition or results of operations, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

10.	Contractual Commitments & Contingencies

During Q2 2010, the Company’s wholly owned subsidiary Compañia Minera Argentum S.A. (“Argentum”), reached an agreement with Minera Chinalco Perú (“MCP” or “Chinalco”), a subsidiary of the Aluminum Corporation of China which clearly defines each party’s long term surface rights in the area of the Morococha mine. The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP’s Toromocho copper project. MCP requires certain lands and concessions in order to proceed with the development of Toromocho, including the surface lands within the planned open pit mining area of the Toromocho project.  While Argentum does not own this land, much of the Morococha mine infrastructure and facilities are located on this ground.  The agreement reflects the commitment by both the Company and MCP to operate their respective projects in an environment of mutual respect and cooperation and also provides certainty to the land situation for the Company.

Under the terms of the agreement, Argentum will relocate the core Morococha facilities over a 5-year period and transfer certain mineral concessions and access rights to MCP.  In exchange, Argentum will receive a package of surface rights, easements and other rights that are more than sufficient to relocate the facilities and to continue uninterrupted operations.  Lastly, Argentum will receive periodic cash payments from MCP totalling $40 million, of which, to June 30, 2010, the Company has received $2 million.

The Company had the following contractual obligations at June 30, 2010.

Payments due by period (in thousands of dollars)
	Total	Less than a year	1 - 3 years	4- 5 years	After 5 years
Capital Lease Obligations	$352	$272	$80	$-	$-
Current liabilities	$89,244	$89,244	$-	$-	$-
Contribution Plan (1)	$5,162	$2,487	$2,675	$-	$-
Total contractual obligations(2)	$94,758	$92,003	$2,755	$-	$-

(1)
In June 2008 the Company initiated a 4 year contractual contribution plan for key officers and management, further discussed in Note 11 to the financial statements. Contract commitments for the plan represent payments expected to be paid out.

(2)	Amounts above do not include payments related to the Company’s anticipated asset retirement obligation.

11.	General and Administrative

General and administration costs, including stock based compensation, increased in Q2 2010 to $4.7 million as compared to $2.5 million in Q2 2009.  This anticipated increase in general and administrative costs was mostly attributable to (i) additional headcount in professional and administrative positions in 2010, (ii) various expenses related to the integration of Aquiline, including increased travel and (iii) a stronger CAD exchange rate with the USD (CAD to USD exchange of 1.03 average in Q2 2010 versus 1.17 average in Q2 2009).

12.	Exploration and Project Development

Exploration expenses in Q2 2010 were $8.8 million compared to $2.2 million incurred in Q2 2009.  These costs were incurred primarily on exploration activities at the Navidad and La Preciosa projects including work related to government relations, archaeology, hydrogeology and water exploration.

During Q2 2010, the Company capitalized $7.5 million of evaluation costs at the Navidad Project in Argentina as compared to zero dollars capitalized in Q2 2009.  As activities at Navidad continued to ramp-up, management had revised its 2010 forecast for capital expenditures during the first quarter of 2010.  The evaluation expenditures are expected in support of a preliminary economic assessment, metallurgical testing, infill drilling, mineral modeling and mine design, geotechnical and early engineering studies, and equipment purchase amongst others.  Other activity included the initiating of a province-wide public relations program in Chubut to support government efforts to amend the current laws to allow for the development of the Navidad project.  Navidad currently employs over 190 employees and contractors.

13.	Non-GAAP Measures

Reconciliation of Cash and Total Cost per ounce of Silver

The Company reports cash costs per ounce of payable silver. This non-GAAP measure is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance measurement, but does not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the respective periods below.

Cash and Total Cost per Ounce Reconciliation			Three months ended June 30		Six months ended June 30
(in thousands of US dollars)			2010	2009	2010	2009
Cost of Sales			$73,658	$66,046	$149,339	$111,163
Add/(Subtract)
Smelting, refining, and transportation charges			17,214	14,645	33,718	27,265
By-product credits			(59,664)	(47,463)	(127,981)	(86,645)
Mining royalties			4,760	2,116	9,911	3,419
Worker’s participation & voluntary payments			(1,343)	(113)	(2,377)	(113)
Change in inventories			3,765	(2,109)	747	5,984
Other			(515)	652	(2,235)	546
Minority interest adjustment			(596)	(683)	(1,037)	(1,095)
Cash Operating Costs	A		37,279	33,091	60,085	60,524

Add/(Subtract)
Depreciation and amortization			22,448	21,856	42,268	36,671
Asset retirement and reclamation			688	754	1,420	1,447
Change in inventories			2,114	469	1,464	3,836
Other			(152)	(183)	(285)	(145)
Minority interest adjustment			(283)	(212)	(555)	(364)
Total Costs	B		62,094	55,775	104,397	101,969

Payable Silver Production (oz.)	C		6,603,883	5,524,864	11,854,788	10,145,653

Cash cost per ounce	(A	*$1000)/C	$5.64	$5.99	$5.07	$5.97
Total costs per ounce	(B	*$1000)/C	$9.40	$10.10	$8.81	$10.05

14.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com); Form 40F; Audited Consolidated Financial Statements; Management’s Discussion and Analysis for the year ended December 31, 2009; and Note 5 of the consolidated financial statements for Q2 2010.  Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

As at June 30, 2010, Doe Run Peru (“DRP”), owner and operator of the La Oroya smelter, and one of the buyers of concentrates from the Company’s Peruvian operations, owed to the Company approximately $8.2 million for deliveries of concentrates that occurred in early 2009.  In Q2 2009, the Company established a doubtful accounts receivable provision for $4.4 million and reclassified the remaining receivable balance to long-term assets on its consolidated balance sheet and recorded an additional charge related to the negative present value impact of the expected delay in the recovery of the DRP receivable.  While the Company continues to pursue all legal and commercial avenues to collect the amount outstanding, DRP’s inability to resume operations at the La Oroya smelter up to the date of this MD&A has led the Company to increase the doubtful accounts receivable provision in Q2 2010 for the full amount of the DRP receivable of $8.2 million. The increase in the doubtful accounts receivable provision in Q2 2010 was $3.3 million. Other than this receivable from DRP, at June 30, 2010 the Company had no material past due trade receivables.  Please refer to the credit risk section of note 5 of the consolidated financial statements for further details. Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

15.	Critical Accounting Policies and Estimates

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements.  These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available.

There has been no change to the Company’s critical accounting policies and estimates since the end of 2009. Readers are encouraged to read the critical accounting policies and estimates as described in the Company’s Audited Consolidated Financial Statements (Note 2) and in the Management’s Discussion and Analysis for the year ended December 31, 2009.

16.	Future Adoption of International Financial Reporting Standards

The CICA has announced that Canadian GAAP for publicly accountable enterprise companies will be replaced with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective for fiscal years beginning on or after January 1, 2011. The

Company will begin reporting its consolidated financial statements in accordance with IFRS on January 1, 2011, with comparative figures for 2010.

The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ending December 31, 2010, and of the opening balance sheet as at January 1, 2010.

The Company is continuing to assess the financial reporting impact of the adoption of IFRS, including the quantitative impact on the future financial position and results of operations. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS.

The Company continues to advance through the IFRS transition project plan and has progressed through the three phases as described below:

Phase One: Scoping and Diagnostics, which involved project planning and identification of differences between current Canadian GAAP and IFRS, was completed in 2009. The resulting identified areas of accounting difference of highest potential impact to the Company, based on existing IFRS, are business combinations, impairment of assets, property plant and equipment, provisions and contingent liabilities, exploration and evaluation expenditures, income taxes, financial instruments and initial adoption of IFRS under the provisions of IFRS 1 First-Time Adoption of IFRS.

Phase Two: Analysis and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.  This phase is substantially complete and is subject to change as we continue to assess the effects of the on-going changes to the IFRSs and work with our auditors to complete the audit of the Company’s opening balance sheet.  The progress of this phase remains in-line with the Company’s project plan.

In addition to the CGAAP to IFRS differences, that have been identified and disclosed previously, management has identified two additional significant changes to our accounting policies upon adoption of IFRS:

1.
Under IFRS, share purchase warrants with an exercise price denominated in a currency other than the Company's functional currency will be classified and accounted for as financial liabilities and, as such, will be measured at their fair values with changes in fair values included in net earnings.

2.
IAS 39 Financial Instruments: Recognition and Measurement requires that the foreign exchange gains or losses on available-for-sale monetary securities be recognized in net earnings and not in other comprehensive income, as in CGAAP.  This will result in a reclassification from other comprehensive income to retained earnings at January 1, 2010.

Phase Three: Implementation and Review, will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; integration of appropriate changes to maintain the integrity of internal control over financial reporting and disclosure controls and procedures; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.  This phase is currently in progress. The advancement made in this phase includes progress on the Company’s January 1, 2010 opening balances we put together the Company’s opening balance sheet under IFRS and prepare to present these for review to the Audit Committee of the Board of Directors.

IT Systems

The adoption of IFRS is not expected to have a significant impact on the Company’s information systems.  The Company has implemented some minor modifications to ensure an efficient conversion to IFRS and has completed these changes.  This will enable the Company to run its financial statements in parallel for Canadian GAAP and IFRS.

Internal Controls over Financial Reporting and Disclosure Controls and Procedures
The Company continues to assess the changes necessitated to maintain the integrity of internal control over financial reporting and disclosure controls and procedures.  The extent of the impact on these controls has been determined to be immaterial.  We will continue to monitor and assess these controls on an on-going basis.

Financial Reporting Expertise
The Company has identified resource requirements to establish appropriate IFRS financial reporting expertise at all levels of the business and continues to provide on-going training to targeted key finance and operational staff.  During Q2 2010, the Company held an IFRS training and education session in Vancouver for its senior finance members.

All analyses and conclusions are based on the IFRSs effective at December 31, 2009.  As the IASB currently has various projects on its work plan that might affect the Company’s decisions at transition date.  The on-going projects could result in new or revised IFRSs in relation to consolidation, joint ventures, liabilities, financial instruments, hedge accounting, employee benefits, leases, income taxes and discontinued operations.  In addition, the IASB is currently working on an extractive activities project, which could result in significant changes in the areas of capitalization of exploration costs and disclosures. In addition, the topic of accounting for production stripping costs has been added to the IFRS Interpretations Committee (“IFRIC”) agenda for review and has since issued Staff Papers on “Accounting for Stripping Costs in the Production Phase – Attribution of the Stripping Cost Asset” and “Accounting for Stripping Costs in the Production Phase – Costs of Waste Removal and the Associated Benefit.”  The Company continues to monitor these ongoing changes and adjust its transition plans accordingly.

The Company’s transition status is currently on track with its implementation schedule.

17.	Subsequent Events

On August 11, 2010, the Company’s Board of Directors approved its second semi-annual cash dividend of $0.025 per common share to holders of record as of the close of business day on August 23, 2010.  Specific dates and amounts of future dividends will be determined by the Board on an on-going basis.  This dividend will be paid to shareholders on or about September 7, 2010 and is designated to be an eligible dividend for the purposes of the Income Tax Act (Canada).

18.	Disclosure Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,
b)
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control

There was no change in the Company’s internal control over financial reporting that occurred during the period that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

TECHNICAL INFORMATION

Michael Steinmann, P.GEO., Executive VP Geology & Exploration, and Martin Wafforn, P.ENG., VP Technical Services, each of whom are qualified persons, as the term is defined in National Instrument 43-101 “NI 43-101”, have reviewed and approved the contents of this Management Discussion & Analysis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MANAGEMENT DISCUSSION AND ANALYSIS CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MANAGEMENT DISCUSSION AND ANALYSIS, THE WORDS, "BELIEVES", "EXPECTS", "INTENDS", "PLANS", "FORECAST", "OBJECTIVE", "OUTLOOK", "POSITIONING", "POTENTIAL", "ANTICIPATED", "BUDGET", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE ABILITY OF THE COMPANY TO SUCCESSFULLY INTEGRATE AQUILINE RESOURCES INC.THE EFFECT OF THE ACQUISITION OF AQUILINE RESOURCES ON THE COMPANY; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN'S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING BUT NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT, THE LA PRECIOSA PROJECT, AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY'S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ANTICIPATED COSTS, TIMING AND SUCCESSFUL COMPLETION OF THE FUTURE RELOCATION OF THE CORE MOROCOCHA FACILITIES AND THE EFFECTS OF SUCH RELOCATION ON THE COMPANY; THE ACCURACY OF MINERAL RESERVE AND ESTIMATES; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY'S PROPERTIES; THE ESTIMATED COST OF SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY'S MINING PROJECTS, ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY'S VARIOUS PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY'S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MANAGEMENT DISCUSSION AND ANALYSIS AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVEINS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL

CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY'S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY'S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

625 Howe Street, Suite 1500
Vancouver, BC
Canada V6C 2T6

Tel: 604 684-1175
Fax: 604 684-0147

www.panamericansilver.com